Exhibit 99.1

November 10, 2009

Dear Shareholder,

        You are cordially invited to attend the 2009 Annual Meeting of Shareholders of Allot Communications Ltd., to be held at Allot’s offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel on December 15, 2009, at 5:00 p.m. local time.

        At the Annual Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. Allot’s board of directors recommends that you vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of Allot, and a discussion period will be provided for questions and comments of general interest to shareholders.

        Whether or not you plan to attend the Annual Meeting, it is important that your ordinary shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice of Annual Meeting of Shareholders and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided in accordance with the enclosed instructions.

        We urge all of our shareholders to review our annual report on Form 20-F, which is available on our website at www.allot.com.

        We look forward to greeting as many of you as can attend the meeting.

Sincerely, /s/ Shraga Katz Shraga Katz Chairman of the Board of Directors

ALLOT COMMUNICATIONS LTD.

Notice of Annual Meeting of Shareholders

22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel

Tel: +972-9-761-9200

        NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Annual Meeting”) of shareholders of Allot Communications Ltd. (“Allot” or the “Company”) will be held on December 15, 2009, at 5:00 p.m. Israel time at our offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel. The Annual Meeting is being called for the following purposes:

1.	To reelect Rami Hadar, our President and Chief Executive Officer and Yigal Jacoby as Class III directors, each to serve for a three-year term in accordance with the Company’s Articles of Association.

2.	To reelect Nurit Benjamini and Steven D. Levy as Outside Directors of the Company, each for a second term of three years beginning in the end of their existing terms.

3.	To approve the compensation for the Company’s Outside Directors.

4.	To approve the grant to Rami Hadar, our President and Chief Executive Officer, as of the date of the Annual Meeting, of options to purchase 150,000 ordinary shares of the Company under the Company’s 2006 Incentive Compensation Plan, with an exercise price equal to the closing price of the Company’s ordinary shares on the date of the Annual Meeting. The options will vest over a 4-year vesting schedule, such that 25% of the options shall vest 12 months following the grant date and 6.25% of the options shall vest at the end of every 3-month period thereafter until all options are vested; however, vesting of the options shall accelerate in full upon certain corporate transactions involving the Company.

5.	To amend the provisions of the Articles of Association regarding directors and officers liability insurance.

6.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2009 and until the 2010 annual meeting of shareholders and to authorize the board of directors, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

7.	To report on the business of the Company for the year ended December 31, 2008, including a review of the 2008 financial statements.

8.	To act upon any other matters that may properly come before the Annual Meeting or any adjournment thereof.

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        Only shareholders of record at the close of business on November 1, 2009 (the “Record Date”) will be entitled to notice of, and to vote at, the Annual Meeting.

        A proxy statement describing the various matters to be voted upon at the Annual Meeting along with a proxy card enabling shareholders to indicate their vote on each matter, will be mailed on or about November 10, 2009 to all shareholders entitled to vote at the Annual Meeting. Such proxy statement shall also be filed with the U.S. Securities and Exchange Commission under cover of a Form 6-K and will be available on the Company’s website www.allot.com. Signed proxy cards must be received no later than twenty four (24) hours before the time fixed for the Annual Meeting or presented to the chairperson of the Annual Meeting at the time of the Annual Meeting in order for the proxy to be qualified to participate in the Annual Meeting. Shareholders wishing to express their position on an agenda item for the Annual Meeting may do so by submitting a written statement to the Company’s office at the above address no later than November 12, 2009.

By Order of the Board of Directors, /s/ Shraga Katz Shraga Katz Chairman of the Board of Directors

Hod Hasharon, Israel
November 10, 2009

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ABOUT THE ANNUAL MEETING

Q:	When and where is the 2009 Annual Meeting of Shareholders being held?

A:	The Annual Meeting (the “Annual Meeting”) of shareholders of Allot Communications Ltd. (“Allot” or the “Company”) will be held on December 15, 2009, at 5:00 p.m. Israel time at our offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel.

Q:	Who can attend the Annual Meeting?

A:	Any shareholder may attend.

Q:	Who is entitled to vote?

A:	Only holders of record of ordinary shares at the close of business on November 1, 2009 (the “Record Date”) are entitled to vote at the Annual Meeting.

Joint holders of ordinary shares should note that, pursuant to Article 32.4 of the Company’s Articles of Association, the right to vote at the Annual Meeting will be conferred exclusively upon the senior among the joint owners attending the Annual Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

HOW TO VOTE YOUR SHARES

Q:	How do I vote?

A:	You may vote by mail. You do this by completing your proxy card or voting instruction card and returning it in the enclosed, prepaid and addressed envelope. If you return a signed card but do not provide voting instructions, your shares will be voted as recommended by the board of directors.

You may vote in person. Ballots will be passed out at the Annual Meeting to anyone who wants to vote at the Annual Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If your shares are held directly in your name, you may vote in person at the Annual Meeting. However, if your shares are held in street name, you must first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) and bring it with you to the Annual Meeting.

Q:	What is the difference between holding shares as a shareholder of record and holding shares in “street name”?

A:	Many Allot shareholders hold their shares through a bank, broker or other nominee rather than directly in their own name. As explained in this proxy statement, there are some distinctions between shares held of record and shares owned in “street name.”

Shareholders of Record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to Allot or to vote in person at the Annual Meeting.

Beneficial Owners

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner. If your shares are held in street name, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct the bank, broker or nominee how to vote your shares for the Annual Meeting. You also may attend the Annual Meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the Annual Meeting, unless you first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) giving you the right to vote the shares. Your bank, broker or nominee has enclosed a voting instruction card for you to use in directing the bank, broker or nominee regarding how to vote your shares.

Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to the approval of non-routine matters, such as adoption and approval of a merger.

Q:	Does Allot recommend I vote in advance of the Annual Meeting?

A:	Yes. Even if you plan to attend the Annual Meeting, Allot recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend our Annual Meeting.

Q:	Can I change my vote or revoke my proxy?

A:	Yes. You may change your proxy instructions at any time prior to the vote at the Annual Meeting. If you are a shareholder of record, you may do this by:

—	filing a written notice of revocation with the Secretary of the Company, delivered to the Company’s address above;

—	granting a new proxy card or new voting instruction card bearing a later date; or

—	attending the Annual Meeting and voting in person (attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically so request).

If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Q:	How are my votes cast when I submit a proxy vote?

A:	When you submit a proxy vote, you appoint Shraga Katz, Rami Hadar and Doron Arazi, or any of them, as your representative(s) at the Annual Meeting. Your shares will be voted at the Annual Meeting as you have instructed.

Upon the receipt of a properly submitted proxy card, which is received in time (by 5:00 p.m., Israel Time, on December 14, 2009, twenty four hours prior to the Annual Meeting) and not revoked prior to the Annual Meeting or presented to the chairperson at the Annual Meeting, the persons named as proxies will vote the ordinary shares represented thereby at the Annual Meeting in accordance with the instructions indicated on the proxy card. The Company currently knows of no other matters to be submitted at the Annual Meeting other than as specified in the Notice of Annual Meeting of Shareholders included with this proxy statement. If any other business is properly brought before the Annual Meeting, however, it is the intention of the persons named as proxies to vote in respect thereof in accordance with their best judgment.

Q:	What does it mean if I receive more than one proxy card?

A:	It means that you have multiple accounts at the transfer agent and/or with brokers. Please sign and return all proxy cards to ensure that all of your shares are voted.

ABOUT THE VOTING PROCEDURE AT THE ANNUAL MEETING

Q:	What constitutes a quorum?

A:	To conduct business at the Annual Meeting, two or more shareholders must be present, in person or by proxy, representing not less than 25%, or 5,596,096, of the 22,384,381 ordinary shares outstanding as of the Record Date, that is, a quorum.

Ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. “Broker non-votes” are shares held in a street name by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote because the nominee does not have discretionary voting power with respect to a particular matter and has not received instructions from the beneficial owner on that particular matter. On all matters considered at the Annual Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present.

Q:	What happens if a quorum is not present?

A:	If a quorum is not present, the Annual Meeting will be adjourned to the same day at the same time the following week.

Q:	How will votes be counted?

A:	Each outstanding ordinary share is entitled to one vote. The Company’s Articles of Association do not provide for cumulative voting.

PROPOSAL 1 (reelection of class III directors), PROPOSAL 2 (reelection of Outside Directors), PROPOSAL 3.A (compensation of Outside Directors), PROPOSAL 3.B (grant of options to Outside Directors), PROPOSAL 4 (grant of options to Rami Hadar), PROPOSAL 5 (amendment of the Articles of Association) and PROPOSAL 6 (reappointment of our independent registered public accounting firm) require that a simple majority of the ordinary shares of the Company voted in person or by proxy at the Annual Meeting on the matter presented for passage be voted “FOR” the adoption of the proposal.

PROPOSAL 2 (reelection of Outside Directors) and PROPOSAL 3.B (grant of options to Outside Directors) require, in addition to the affirmative vote of the majority as set forth above, that either: (1) a simple majority of shares voted at the Annual Meeting, including at least one-third of the shares of non-Controlling Shareholders voted at the Annual Meeting, excluding abstentions, be voted “FOR” these proposed resolutions, or (2) the total number of shares of non-Controlling Shareholders voted “AGAINST”these proposed resolutions does not exceed one percent of the aggregate voting rights in the Company.

The term “Controlling Shareholder” means a shareholder with the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a Controlling Shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.

Each shareholder voting on PROPOSAL 2 and PROPOSAL 3.B is required, as a condition to having his or her vote counted, to indicate on the proxy card or prior to voting in person at the Annual Meeting whether he or she is a “Controlling Shareholder.”

On all matters considered at the Annual Meeting, abstentions and broker non-votes will not be treated as either a vote “FOR” or “AGAINST” the matter.

HOW TO FIND VOTING RESULTS

Q:	Where do I find the voting results of the Annual Meeting?

A:	We plan to announce preliminary voting results at the Annual Meeting and will publish the final results in a Form 6-K filed with the SEC promptly following the Annual Meeting. You may obtain a copy of the Form 6-K through any of the following means:

—	reviewing our SEC filings under the heading “SEC Filings” within the Investors section of our website at www.allot.com; or

—	reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov.

PRINCIPAL SHAREHOLDERS

        The following table sets forth information regarding the beneficial ownership of Allot’s ordinary shares, by (1) each person Allot believes to be the beneficial owner of more than 5.0% of our ordinary shares, and (2) all of the Company’s directors and executive officers as a group. Each of our shareholders has identical voting rights with respect to his or her shares. The information regarding beneficial ownership of our major shareholders is based, except as otherwise indicated in the footnotes to the table, upon their respective public filings with the U.S. Securities and Exchange Commission.

        Except as otherwise indicated in the footnotes to the table, we believe that each shareholder named in the table has sole voting and investment power for the ordinary shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Brookside Capital Fund(2)	3,426,638	15.3%
Tamir Fishman Ventures(3)	2,350,343	10.5%
Zohar Zisapel(4)	2,292,319	10.2%
Gemini Group(5)	1,702,679	7.6%
Partech International Group(6)	1,280,562	5.7%
Shai Saul(7)	2,350,343	10.5%
Yigal Jacoby(8)	1,622,231	7.1%
Rami Hadar	516,806	2.3%
Dr. Eyal Kishon	*	*
Nurit Benjamini	*	*
Steven D. Levy	*	*
All directors and executive officers as a group	2,529,838	10.6%

*	Less than one percent of the outstanding ordinary shares.

(1)	As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from November 1, 2009 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 22,384,381 ordinary shares outstanding as of November 1, 2009.
(2)	Based on a Schedule 13G/A filed on February 17, 2009. Consists of 3,426,638 shares held by Brookside Capital Partners Fund, L.P., a Delaware limited partnership. Brookside Capital Investors, L.P., a Delaware limited partnership is the sole general partner of the Brookside Capital Partners Fund, L.P. Brookside Capital Management, LLC, a Delaware limited liability company, is the sole general partner of Brookside Capital Investors, L.P. Domenic J. Ferrante is the sole managing member of Brookside Capital Management, LLC. The address of the Brookside entities and the foregoing individual is 111 Huntington Avenue, Boston, Massachusetts 02199.
(3)	Based on a Schedule 13G/A filed on February 14, 2008. Consists of 1,165,014 shares held by Tamir Fishman Ventures II L.P., 804,842 shares held by Tamir Fishman Venture Capital II Ltd., 155,904 shares held by Tamir Fishman Ventures II (Israel) L.P., 138,310 shares held by Tamir Fishman Ventures II (Cayman Islands) L.P., 54,543 shares held by Tamir Fishman Ventures II CEO Funds (U.S.) L.P., 12,980 shares held by Tamir Fishman Ventures II CEO Funds L.P. and options to purchase 18,750 shares held by Shai Saul. Tamir Fishman Ventures II, LLC is the sole general partner of each of the foregoing limited partnerships and has management rights over the shares held by Tamir Fishman Venture Capital II Ltd. by virtue of a management agreement with Tamir Fishman Ventures II, LLC. The managing members of Tamir Fishman Ventures II, LLC are Shai Saul, Michael Elias and Tamir Fishman & Co. Ltd. Eldad Tamir and Danny Fishman are Co-Presidents and Co-Chief Executive Officers of Tamir Fishman & Co. Ltd. and, by virtue of their positions, may be deemed to be beneficial owners of the securities held thereby. Each of the foregoing entities and individuals disclaims beneficial ownership of these securities except to the extent of its or his pecuniary interest therein. The address of the Tamir Fishman entities and the foregoing individuals is 21 Haarbaa, Tel Aviv 64739 Israel.

(4)	Based on a Schedule 13G/A filed on March 30, 2009. Consists of 2,227,428 shares held by Zohar Zisapel and 64,891 shares held by Lomsha Ltd., an Israeli company controlled by Zohar Zisapel. The address of Mr. Zisapel and Lomsha Ltd. is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.
(5)	Based on a Schedule 13G/A filed on February 14, 2008. Consists of 880,295 shares held by Gemini Israel II L.P., 690,669 shares held by Gemini Israel II Parallel Fund L.P., 112,216 shares held by Advent PGGM Gemini L.P. and 19,499 shares held by Gemini Partner Investors L.P. The board of directors of Gemini Israel Funds Ltd. has sole investment control with respect to these entities and is comprised of Steve Kahn, Amram Rasiel, Dr. A.I. (Ed) Mlavsky, Yossi Sela and David Cohen. These individuals share voting power over the shares and held by the Gemini entities and may be deemed to be the beneficial owners of the securities held thereby. Each individual disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address of the Gemini entities and the foregoing individuals is 9 HaMenofim Street, Herzliya Pituach 46725, Israel.
(6)	Based on a Schedule 13G/A filed on February 17, 2009. Consists of 469,537 shares held by Partech International Growth Capital I LLC, 533,565 shares held by Partech International Growth Capital III LLC, 224,098 shares held by AXA Growth Capital II L.P., 32,016 shares held by Double Black Diamond II LLC and 21,346 shares held by Multinvest LLC. 46th Parallel, LLC is the managing member of each of Partech International Growth Capital I, LLC and Partech International Growth Capital III, LLC. 48th Parallel, LLC is the general partner of AXA Growth Capital II L.P. ParVenture Japan Managers, LLC is the managing member of Multinvest, LLC. Thomas G. McKinley and Vincent Worms are the managing members of Double Black Diamond II, LLC. PAR SF, LLC is the managing member of each of 46th Parallel, LLC and 48th Parallel, LLC. Vincent Worms and Vendome Capital, LLC are the managing members of each of PAR SF, LLC and ParVenture Japan Managers, LLC. Thomas G. McKinley is the managing member of Vendome Capital, LLC. Thomas G. McKinley and Vincent Worms share voting power over the shares held by the Partech International Group and may be deemed to be the beneficial owners of the securities held thereby. Each individual disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address of the Partech International entities and the foregoing individuals is 50 California Street, Suite 3200, San Francisco, California.
(7)	Consists of 2,331,593 shares held by the Tamir Fishman Ventures and options to purchase 18,750 shares held by Shai Saul. Mr. Saul is a managing partner of Tamir Fishman and, by virtue of his position, may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares held by the Tamir Fishman Ventures. Mr. Saul disclaims such beneficial ownership except to the extent of his pecuniary interest therein.
(8)	Based on a Schedule 13G/A filed on March 24, 2009 and the Company’s best knowledge. Consists of 30,000 ordinary shares personally held by Yigal Jacoby, 58,528 ordinary shares held jointly by Yigal Jacoby and his wife, Anat Jacoby. Also consists of a right held by Mr. Jacoby to purchase 246,479 shares currently held by a trustee. Also consists of 835,410 shares held by Odem Rotem Holdings Ltd., a company wholly-owned and controlled by Mr. Jacoby, and an option to purchase 481,794 shares held by Odem Rotem Holdings. The address of Mr. Jacoby is 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 45240, Israel. The address of Odem Rotem Holdings Ltd. and Anat Jacoby is 9 Nordau Street, Rannana, Israel.

MATTERS SUBMITTED TO SHAREHOLDERS

PROPOSAL 1

REELECTION OF CLASS III DIRECTORS

Background

        Following the Annual Meeting, assuming the election of the directors under this PROPOSAL 1, our board of directors shall consist of seven directors. Our Articles of Association provide that we may have up to nine directors.

        Under our Articles of Association, our directors (other than our Outside Directors) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than our Outside Directors). At each annual meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual meeting following such election or reelection, such that each year the term of office of one class of directors expires.

        The term of our Class III directors, consisting of Rami Hadar, our President and Chief Executive Officer, and Yigal Jacoby, expires at this Annual Meeting. Our Class I director, Shraga Katz, will hold office until the annual meeting of our shareholders in 2010. Our Class II directors, consisting of Dr. Eyal Kishon and Shai Saul, will hold office until the annual meeting of our shareholders in 2011. In addition, we have two Outside Directors who serve on the board of directors for fixed 3-year periods in accordance with the Israeli Companies Law-1999 (the “Israeli Companies Law”).

        Each of Rami Hadar, who is currently our President and Chief Executive Officer and a member of our board of directors and Yigal Jacoby, who is currently a member of our board of directors, is proposed for reelection by the shareholders. If reelected at the Annual Meeting, each of the above named nominees will serve until the 2012 annual meeting of our shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with our Articles of Association and the Israeli Companies Law. Each of the above named nominees has advised the Company that he is willing to continue serving as a director if reelected, that he has the qualifications, and time required for the performance of his duties as a director and that there are no legal restrictions preventing him from assuming such office.

        Rami Hadar has served as our President and Chief Executive Officer since 2006 and is a member of our board of directors. Prior to joining us, Mr. Hadar founded CTP Systems, a developer of cordless telephony systems in 1989 and served as Chief Executive Officer until its acquisition by DSP Communications in 1995. Mr. Hadar continued with DSP Communication’s executive management team for two years, and thereafter, in 1999, the company was acquired by Intel. In 1997, Mr. Hadar co-founded Ensemble Communications, a pioneer in the broadband wireless space and the WiMax standard, where he served as Executive Vice President of Sales and Marketing until 2002. Mr. Hadar also served as Chief Executive Officer of Native Networks from 2002 to 2005, which was successfully sold and integrated to Alcatel. Mr. Hadar holds a B.Sc. in Electrical Engineering from Technion – Israel Institute of Technology.

        Yigal Jacoby co-founded our company in 1996 and serves as member of our board of directors. Mr. Jacoby was Chairman of our board of directors until 2008. Prior to co-founding Allot, Mr. Jacoby served as General Manager of Bay Network’s Network Management Division in Santa Clara from 1996 to 1997. In 1992, he founded Armon Networking, a manufacturer of RMON-based network management solutions, which was sold to Bay Networks in 1996. He also held various engineering and marketing management positions at Tekelec, a manufacturer of Telecommunication monitoring and diagnostic equipment, including Director, OSI & LAN Products from 1989 to 1992 and Engineering Manager from 1987 to 1989. Mr. Jacoby has founded several startups in the communications field and served on their boards. Mr. Jacoby has a B.A., cum laude, in Computer Science from Technion – Israel Institute of Technology and an M.Sc. in Computer Science from University of Southern California.

Proposed Resolutions

        You are requested to adopt the following resolutions:

    “1.A.        RESOLVED, that Rami Hadar be reelected as a Class III director, to serve until the 2012 annual meeting of shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association and/or the Israeli Companies Law-1999.”

      1.B.        RESOLVED, that Yigal Jacoby be reelected as a Class III director, to serve until the 2012 annual meeting of shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association and/or the Israeli Companies Law-1999.”

        The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt these resolutions.

Board Recommendation

        THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THESE RESOLUTIONS.

PROPOSAL 2

REELECTION OF OUTSIDE DIRECTORS

Background

        As an Israeli company, we are required to have a minimum of two directors who meet certain independence and other criteria established by the Israeli Companies Law. These directors are referred to as “Outside Directors.” Outside Directors are required to serve on our audit committee, which was formed in accordance with the Israeli Companies Law and the NASDAQ Listing Rules, and at least one Outside Director is required to serve on each other committee of our board of directors. Under the Israeli Companies Law, the approval of our audit committee is required, among other things, to effect specified actions and transactions between us and our office holders, and between us and our Controlling Shareholders (if any).

        According to the Israeli Companies Law, subject to a certain relief under certain circumstances for companies whose shares are traded outside of Israel, at least one of the Outside Directors must have “accounting and financial expertise” and all other Outside Directors must have either “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

        Outside Directors are elected by the shareholders by a special majority. Each Outside Director serves for one three-year term that may be extended for additional three-year terms (subject to certain conditions with respect to any extension after the first extension) or until his or her term of office has been terminated in accordance with the Israeli Companies Law.

        Nurit Benjamini and Steven D. Levy were elected as Outside Directors in February 21, 2007 and August 15, 2007, respectively, for initial three-year terms. At the Annual Meeting, shareholders will be asked to re-elect Ms. Benjamini and Mr. Levy as Outside Directors of our Company to serve for one additional three-year terms as of the termination of their initial terms.

        Set forth below is information about each of the nominees for reelection as Outside Directors:

        Nurit Benjamini has served as an outside director since 2007. Ms. Benjamini has served as the Chief Financial Officer of CopperGate Communications Ltd., a system-on-chip company that develops markets and sells chipsets for the home networking and MDU/MTU Broadband Access markets, since 2007. Previously, Ms. Benjamini served as the Chief Financial Officer of Compugen Ltd. (NASDAQ: CGEN) from 2000 to 2007. Prior to her position with Compugen Ltd., from 1998 to 2000, Ms. Benjamini served as the Chief Financial Officer of Phone-Or Ltd. Between 1993 and 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. Ms. Benjamini holds a B.A. in Economics and Business and an M.B.A. in Finance, both from Bar Ilan University, Israel.

        Steven D. Levy has served as an outside director since 2007. Mr. Levy served as a Managing Director and Global Head of Communications Technology Research at Lehman Brothers from 1998 to 2005. Before joining Lehman Brothers, Mr. Levy was a Director of Telecommunications Research at Salomon Brothers from 1997 to 1998, Managing Director and Head of the Communications Research Team at Oppenheimer & Co. from 1994 to 1997 and a senior communications analyst at Hambrecht & Quist from 1986 to 1994. Mr. Levy has served as a director of PCTEL, a broadband wireless technology company since January 2006 and of Zhone Technologies, Inc., a U.S. provider of telecommunications equipment, since April 2006. Mr. Levy holds a B.Sc. in Materials Engineering and an M.B.A., both from the Rensselaer Polytechnic Institute.

        Our board of directors has determined that Ms. Benjamini and Mr. Levy satisfy the requirements for an Outside Director under Israeli Companies Law and the requirements for an independent director under the NASDAQ Listing Rules, and that Ms. Benjamini qualifies as a financial expert under the rules of the Securities and Exchange Commission and as having a financial and accounting expertise under the Israel Companies Law.

Proposed Resolutions

        You are being asked to appoint each of the Outside Director nominees listed above for a three-year term as of the termination of their initial three-year term, as provided by the Israeli Companies Law. Election of Outside Directors requires the vote of the holders of a majority of the ordinary shares represented at the Annual Meeting in person or by proxy and voted therein, provided that either:

1.	At least one-third of the shares of non-Controlling Shareholders voted at the Annual Meeting, excluding abstentions, be voted “FOR” the election of each Outside Director; or

2.	The total number of shares of non-Controlling Shareholders voted “AGAINST” the election of each Outside Director does not exceed one percent of the aggregate voting rights in the Company.

        For these purposes, a “Controlling Shareholder” is defined in page 4 of this proxy statement.

        Each shareholder voting on PROPOSAL 2 is required, as a condition to having his or her votes counted, to indicate on the proxy card or prior to voting in person at the Annual Meeting, whether he or she is a Controlling Shareholder.

        At the Annual Meeting, it is proposed that the following resolutions be adopted:

    “2.A.        RESOLVED, that Nurit Benjamini be reelected as an outside director of the Company for a second term of three years commencing on February 21, 2010.

      2.B.        RESOLVED, that Steven D. Levy be reelected as an outside director of the Company for a second term of three years commencing on August 15, 2010.”

Board Recommendation

        THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THESE RESOLUTIONS.

PROPOSAL 3

COMPENSATION OF OUTSIDE DIRECTORS

Background

        An Outside Director is entitled to compensation as provided in regulations promulgated under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an Outside Director. The regulations provide that a company may pay compensation in the form of an annual fee and a per meeting attendance fee in amounts determined by such regulations, unless it elects to pay alternative forms of compensation permitted under the regulations.

        A company may also grant securities to an Outside Director, in addition to cash compensation, provided that: (A) such securities must be granted as part of a compensation plan for all Other Directors1 and office holders, and (B) the amount of compensation in securities granted to an Outside Director may not be lower than the lowest amount of compensation in securities granted to any Other Director and may not exceed the average amount of compensation in securities granted to all Other Directors (for such purpose, the amount of compensation in securities shall be determined in reference to the number of granted securities, the terms and exercise price of the securities, the vesting and other terms of entitlement, and the other terms of the securities).

[1]	For such purpose, “Other Directors” are defined in the regulations as directors who are not Outside Directors, but excluding: (i) a director who has control over the company; (ii) a director who serves in another position in the company or provides it with services on a regular basis; (iii) a director who serves in a position in a corporation that controls the company or provides such corporation with services on a regular basis; and (iv) a director who does not receive any compensation from the company.

        An Outside Director is also entitled to reimbursement of expenses as set forth in the regulations.

        All Outside Directors must receive identical compensation, provided that an Expert Outside Director2 may get a higher amount (in which case, all Expert Outside Directors must receive identical compensation).

Proposed Resolutions

        Subject to and effective as of the reelection of Ms. Benjamini and Mr. Levy as Outside Directors for a second three-year term, and for the duration of their service in such capacity, it is proposed to pay to each Outside Director compensation in the form of an annual fee and per meeting attendance fee. The annual fee and the per meeting attendance fee will be equal to the minimum statutory amount applicable to companies of our size as set forth in the applicable regulations subject to linkage to the Israeli Consumer Price Index.

        You are requested to adopt the following resolutions:

    “3.A.        RESOLVED, that the compensation paid during the second three-year term of service to each Outside Director of the Company shall be compensation in the form of an annual fee, to be paid in four equal installments at the beginning of each calendar quarter with respect to service during the preceding quarter (with a pro-rata payment for the first and last calendar quarters of service, to the extent the Outside Director did not serve as such during the entire calendar quarter) and a per meeting attendance fee, all in such amounts as described in the Proxy Statement for the 2009 annual general meeting of shareholders.

      3.B.        RESOLVED, to grant to each Outside Director options to purchase 15,000 ordinary shares of the Company, vesting over a period of 3 years, such that 1/12 of the options shall vest at the end of each 3-month period from the date of their grant, which shall be the first trading day after the beginning of the second term of service and with an exercise price equal to the closing sale price of an ordinary share of the Company as quoted on the NASDAQ Global Market on the date of grant.”

        The affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon is required to adopt the resolution regarding the cash compensation paid to the Outside Directors.

        Approval of the grant of options to the Outside Directors requires the same majority that applies to the election of the Outside Directors as described on page 9 of this Proxy Statement.

[2]	An “Expert Outside Director” is defined in the regulations as (i) a director with a financial and accounting expertise, or (ii) a director that due to his or her education, experience and qualifications is of high proficiency and deep understanding in the company’s main field of business. In respect of an Expert Outside Director the maximum amount of compensation in securities is greater by 33% than the average compensation in securities of the Other Directors.

Board Recommendation

        THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE ADOPTION OF THESE RESOLUTIONS.

PROPOSAL 4

GRANT OF OPTIONS TO RAMI HADAR

Background

        Under the Israeli Companies Law, subject to certain exception, arrangements regarding the compensation of a director of a public company require the prior approval of the company’s audit committee, board of directors and shareholders, in that order. The compensation described below has previously been approved by the Company’s compensation committee, audit committee and board of directors, and now requires approval by the Company’s shareholders.

        The Company’s compensation committee recommended to the audit committee and the board of directors, to approve the grant to Mr. Hadar, the Company’s President and Chief Executive Officer and a member of the board of directors, as of the date of this Annual Meeting (the “Grant Date”) of options to purchase up to 150,000 ordinary shares of the Company under the Company’s 2006 Incentive Compensation Plan (the “Options”). The exercise price of the Options will be equal to the closing price of the Company’s ordinary shares on the Grant Date. The Options will vest over a 4-year vesting schedule, such that 25% of the Options shall vest 12 months following the Grant Date and 6.25% of the options shall vest at the end of every 3-month period thereafter until all options are vested.

        The vesting of the Options shall accelerate in full (a) in the event of mergers as a result of which the Company is not the surviving entity or certain sales of at least 80% of the Company’s share capital, or in the event of a sale of all or substantially all of the assets of the Company; or in the event of certain sales of more than 50% (and less than 80%) of the Company’s share capital, in which the acquirer does not agree to assume or replace the Options. If the successor company agrees to assume or replace the Options and within one (1) year of the closing of such transaction Mr. Hadar’s employment with the successor company is terminated by the successor company without cause, or there is a change in his position in the successor company and he is not offered to continue to be employed by the successor company in a comparable or senior position and/or on comparable or favorable terms, then the Options shall immediately vest in full as of the date of such termination without cause, or the date upon such change in position shall take effect, as the case may be.

Proposed Resolution

        You are requested to approve the following resolution:

    “4.        RESOLVED, that the grant to Rami Hadar, the Company’s President and Chief Executive Officer, of options to purchase 150,000 ordinary shares of the Company, as approved by the Company’s audit committee and board of directors and presented to the shareholders at the Annual Meeting, is hereby approved.”

        The affirmative vote of the holders of a majority of the ordinary shares represented at the Annual Meeting in person or by proxy and voted therein (excluding abstentions), is necessary to approve the resolution set forth above.

Board Recommendation

        THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

PROPOSAL 5

AMENDMENT OF THE ARTICLES OF ASSOCIATION

Background

        An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

—	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—	a breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder; and

—	a financial liability imposed on the office holder in favor of a third party.

        Our Articles of Association contain such authorization.

Proposed Resolution

        You are being asked to amend the Company’s Articles of Association to clarify that the insurance procured by the Company may provide its Office Holders with priority over the Company in receiving insurance compensation under insurance policies, in the event that both the Company and the Office Holders are entitled to receive insurance compensation.

        You are requested to adopt the following resolution:

    “5.        RESOLVED, to add the language marked below to Article 62.3 of the Company’s Articles of Association:

62.3	Subject to the provisions of the Companies Law, the Company may enter into a contract for the insurance of all or part of the liability of any Office Holder imposed on the Office Holder in respect of an act or omission or alleged act or omission performed in his capacity as an Office Holder, in respect of each of the following:

62.3.1.	A breach of his duty of care to the Company or to another person;

62.3.2.	A breach of his duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company; or

62.3.3.	A financial liability imposed on the Office Holder in favor of another person.

In any case that the Company is entitled to receive insurance compensation under a liability insurance policy, it is agreed and acknowledged that the Company is authorized to provide Office Holders with priority over the Company’s entitlement to receive insurance compensation under that policy.”

        The affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

        THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

PROPOSAL 6

REAPPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Background

        Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, was our independent registered public accounting firm for the year ended December 31, 2008. At the Annual Meeting, shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for the year ending December 31, 2009 and until the next annual meeting of shareholders and to authorize the board of directors, upon the recommendation of the audit committee, to fix the remuneration of the independent registered public accounting firm in accordance with the volume and nature of its services.

Audit Committee Pre-Approval Policies and Procedures

        Our audit committee pre-approves audit and non-audit services rendered by our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, and its affiliates. This pre-approval is designed to insure that such engagements do not impair the independence of our independent registered public accounting firm.

        The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year ended December, 31,
	2007	2008
	(in thousands of U.S. dollars)

Audit Fees(1)	$265	$139
Audit-Related Fees(2)	15	40
Tax Fees(3)	29	35
All Other Fees(4)	25	49

Total	$334	$263

(1)	“Audit Fees” include fees for services performed by our independent public accounting firm in connection with our annual audit for 2007 and 2008 (including the audit required by Section 404 of the Sarbanes-Oxley Act for 2007), certain procedures regarding our quarterly financial results submitted on Form 6-K and consultation concerning financial accounting and reporting standards.
(2)	“Audit-Related Fees” include fees for the performance of due diligence investigations.
(3)	“Tax Fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.
(4)	“All Other Fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives.

Proposed Resolution

        You are requested to adopt the following resolution:

    “6.        RESOLVED, that the reappointment of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2009 and until the next annual meeting of shareholders be approved, and that the board of directors, upon recommendation of the audit committee, be authorized to fix the remuneration of said independent registered public accounting firm in accordance with the volume and nature of their services.”

        The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

        THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

        The aggregate compensation paid to, or accrued on behalf of, our directors and executive officers as a group during 2008 was approximately $2.7 million in salary, fees, bonus, commissions and directors’ fees, and approximately $136,000 in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts expended for automobiles made available to our officers, business travel and other expenses, including dues for professional and business associations, and other benefits commonly reimbursed or paid by companies in Israel.

        During 2008, our officers and directors received, in the aggregate, options to purchase 680,000 ordinary shares under our equity compensation plans. These options have a weighted average exercise price of approximately $2.51 and the options will expire ten years after the date the options were granted. As of November 1, 2009, our directors and executive officers held options to purchase an aggregate of 2,055,136 ordinary shares issuable pursuant to exercise of such options.

AUDIT COMMITTEE REPORT

        The audit committee is comprised solely of independent directors, as defined by the rules of the SEC and the NASDAQ Stock Market, and operates under a written charter which is available on the Company’s website.

        The audit committee includes at least one independent director who is determined by the board of directors to meet the qualifications of an “audit committee financial expert” in accordance with SEC rules. Nurit Benjamini is the independent director who has been determined to be an audit committee financial expert. Shareholders should understand that this designation is an SEC disclosure requirement related to Ms. Benjamini’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Ms. Benjamini any duties, obligations or liability that are greater than are generally imposed on her as a member of the audit committee and the board of directors, and her designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the audit committee or the board of directors.

        The primary focus of the audit committee is to assist the board of directors in its general oversight of the Company’s financial reporting, internal controls and audit function. Management has the primary responsibility for preparation, presentation and integrity of the Company’s financial statements, accounting and financial reporting principles, internal controls and procedures designed to ensure compliance with applicable accounting standards, and applicable laws and regulations. The Company’s independent registered public accounting firm is responsible for performing an audit of the consolidated financial statements in accordance with generally accepted auditing standards in the United States. Members of the audit committee are not auditors, and their functions are not intended to duplicate or certify the activities of management and the independent registered public accounting firm, nor can the audit committee certify that the independent registered public accounting firm is “independent” under applicable rules.

        In this context, the audit committee has met and held discussions with management, the Company’s internal auditor and the independent registered public accounting firm. Management represented to the audit committee that the audited financial statements of the Company included in the Company’s annual report to shareholders for the year ended December 31, 2008, were prepared in accordance with generally accepted accounting principles in the United States, and the audit committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm.

        The audit committee received the written disclosures and the letter from the independent auditor required by the Independence Standards Board Standard No. 1 and discussed with the independent auditor its independence under that standard. The audit committee also discussed with the independent auditor the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (Communications with Audit Committees). The audit committee also considered the compatibility of the independent auditor’s non-audit services with the standards for auditors’ independence. The audit committee discussed with the independent auditor the overall scope and plans for their audit.

        Based on the reviews and discussions referred to above, the audit committee recommended to the board of directors, and the board of directors approved, that the audited consolidated financial statements be included in the annual report on Form 20-F for the year ended December 31, 2008, as filed with the Securities and Exchange Commission. The audit committee has recommended (which recommendation was adopted by the board of directors) the selection of the Company’s independent registered public accounting firm, subject to shareholder approval.

        Submitted by the audit committee of the Company’s board of directors:

Nurit Benjamini
Dr. Eyal Kishon
Steven D. Levy

REPORT OF THE BOARD OF DIRECTORS

        At the Annual Meeting, the board of directors will provide a management report which will include a discussion of the Company’s consolidated financial statements for the year ended December 31, 2008.

PROPOSALS OF SHAREHOLDERS

        Any shareholder of the Company who intends to present a proposal at the 2009 Annual Meeting of shareholders must satisfy the requirements of the Israeli Companies Law in order to have a proposal presented at the Annual Meeting. Under the Israeli Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of the Company’s outstanding voting rights are entitled to request that the board of directors of the Company include a proposal, in a future shareholders meeting, provided that such proposal is appropriate to be discussed in such meeting.

OTHER BUSINESS

        The board of directors is not aware of any other matters that may be presented at the Annual Meeting other than those mentioned in the attached Company’s Notice of Annual Meeting of Shareholders. If any other matters do properly come before the Annual Meeting, it is intended that Shraga Katz, Rami Hadar and Doron Arazi, or any of them, the persons named as proxies, will vote, pursuant to their discretionary authority, according to their best judgment, in the interest of the Company.

MAILING OF PROXY STATEMENT; EXPENSES; SOLICITATION

        The Company expects to mail this proxy statement and the enclosed form of proxy to shareholders on or about November 10, 2009. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, may solicit proxies by telephone, in person, or by other means. Such directors, officers and employees will not receive additional compensation for such solicitation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expense incurred by them in connection therewith.

ADDITIONAL INFORMATION

        The Company’s annual report for the year ended December 31, 2008, filed on Form 20-F with the SEC on May 7, 2009, is available for viewing and download on the SEC’s website at www.sec.gov as well as under the Investors section of Allot’s website at www.allot.com. In addition, the Company has filed a number of press releases on Form 6-K, including in respect of its quarterly results of operations for the quarters ended March 30, 2009 and June 30, 2009. Shareholders may obtain a copy of these documents without charge at www.allot.com.

        The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to, those proxy.

By Order of the Board of Directors, /s/ Shraga Katz Shraga Katz Chairman of the Board of Directors

Hod Hasharon, Israel
Date: November 10, 2009

PROXY
ALLOT COMMUNICATIONS LTD.
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD DECEMBER 15, 2009
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Shraga Katz, Rami Hadar and Doron Arazi, and each or any of them, proxies of the undersigned, with full power of substitution to vote all of the shares of Allot Communications Ltd., an Israeli company (the “Company”), which the undersigned may be entitled to vote at the Annual Meeting of shareholders of the Company to be held at the offices of the Company at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel, on Tuesday, December 15, 2009, at 5:00 p.m. local time or at any adjournment or postponement thereof, as shown on the voting side of this card.

(Continued and to be signed on the reverse side.)

ANNUAL MEETING OF SHAREHOLDERS OF

ALLOT COMMUNICATIONS LTD.

December 15, 2009

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, Proxy Card
are available at www.allot.com

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

˜ Please detach along perforated line and mail in the envelope provided. ˜

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
1.& 2A.	TO REELECT RAMI HADAR, OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER AND YIGAL JACOBY AS CLASS III DIRECTORS, EACH TO SERVE FOR A THREE-YEAR TERM IN ACCORDANCE WITH THE COMPANY’S ARTICLES OF ASSOCIATION AND TO REELECT NURIT BENJAMINI AND STEVEN D. LEVY AS OUTSIDE DIRECTORS OF THE COMPANY, EACH FOR A SECOND TERM OF THREE YEARS BEGINNING IN THE END OF THEIR EXISTING TERMS.
							YES	NO
					2B.	IN CONNECTION WITH PROPOSALS 2A AND 3B, PLEASE INDICATE IF YOU ARE A "CONTROLLING SHAREHOLDER" OF THE COMPANY. IF YOU INDICATE "YES," PLEASE PROVIDE DETAILS.	☐	☐

NOMINEES:
☐	FOR ALL NOMINEES	¡ ¡	RAMI HADAR YIGAL JACOBY	CLASS III CLASS III			FOR	AGAINST	ABSTAIN
☐ ☐	WITHHOLD AUTHORITY FOR ALL NOMINEES FOR ALL EXCEPT (See instructions below)	¡ ¡	NURIT BENJAMINI STEVEN D. LEVY	OUTSIDE DIRECTOR OUTSIDE DIRECTOR	3A.	TO APPROVE AN ANNUAL FEE AND A PER MEETING ATTENDANCE FEE TO BE PAID DURING THE SECOND THREE-YEAR TERM OF SERVICE TO EACH OUTSIDE DIRECTOR OF THE COMPANY.	☐	☐	☐
					3B.	TO APPROVE THE GRANT OF STOCK OPTIONS TO THE OUTSIDE DIRECTORS.	☐	☐	☐

					4.	TO APPROVE THE GRANT OF STOCK OPTIONS TO RAMI HADAR.	☐	☐	☐

					5.	TO APPROVE THE AMENDMENT OF THE COMPANY’S ARTICLES OF ASSOCIATION.	☐	☐	☐

INSTRUCTIONS:	To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ˜	6.	TO APPROVE THE REAPPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG GLOBAL, AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2009 AND UNTIL THE 2010 ANNUAL MEETING OF SHAREHOLDERS AND TO AUTHORIZE THE BOARD OF DIRECTORS, UPON RECOMMENDATION OF THE AUDIT COMMITTEE, TO FIX THE REMUNERATION OF SAID INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.	☐	☐	☐

		The proxy will be voted as specified. If a choice is not specified, this proxy will be voted “FOR” all proposals and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all adjournments thereof.
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.